Filed pursuant to Rule 433

File No. 333-131159

FOR IMMEDIATE RELEASE

CIT PRICES $1.5 BILLION IN CONCURRENT OFFERINGS OF COMMON STOCK
AND CONVERTIBLE PREFERRED STOCK

NEW YORK – April 22, 2008 – CIT Group Inc. (NYSE: CIT) today announced the pricing of its previously announced concurrent offerings of $1.0 billion or 91,000,000 shares of common stock and $500 million or 10,000,000 shares of Non-Cumulative Perpetual Convertible Preferred Stock, Series C, with a liquidation preference of $50 per share. CIT has also granted the underwriters for the offerings an over-allotment option to purchase up to 13,650,000 additional shares of the common stock and an over-allotment option to purchase up to 1,500,000 additional shares of the convertible preferred stock. The offerings are being conducted as public offerings registered under the Securities Act of 1933, as amended.

The common stock offering was priced at $11.00 per share. CIT estimates that the net proceeds from the common stock offering will be approximately $951 million, after deducting underwriting commissions but before expenses (or approximately $1.1 billion, if the underwriters exercise their over-allotment option to purchase additional shares of common stock in full). CIT intends to use the net proceeds from the sale of the common stock for general corporate purposes, including the payment of dividends on its outstanding preferred stock for the second quarter of 2008 in an amount of approximately $8 million and the payment of interest on its outstanding junior subordinated notes in the third quarter of 2008 in an amount of approximately $23 million.

CIT estimates that the net proceeds from the convertible preferred stock offering will be approximately $485 million, after deducting underwriting commissions but before expenses (or approximately $558 million, if the underwriters exercise their over-allotment option to purchase additional shares of convertible preferred stock in full). CIT intends to use the net proceeds from the sale of the convertible preferred stock for general corporate purposes.

The convertible preferred stock will pay, only when, as and if declared by CIT’s board of directors or a duly authorized committee of the board, cash dividends on each March 15, June 15, September 15 and December 15, beginning on June 15, 2008, at a rate per annum equal to 8.75%, payable quarterly in arrears on a non-cumulative basis.

Each share of convertible preferred stock will be convertible at any time, at the holder’s option, into 3.9526 shares of CIT’s common stock, plus cash in lieu of fractional shares (equivalent to an initial conversion price of approximately $12.65 per share of CIT’s common stock). The conversion rate will be subject to customary anti-dilution adjustments and will also be adjusted upon the occurrence of certain other events. In addition, on or after June 20, 2015, CIT may cause some or all of the convertible preferred stock to convert provided that CIT’s common stock has a closing price exceeding 150% of the then applicable conversion price for 20 trading days (whether or not consecutive) during any period of 30 consecutive trading days.

J.P. Morgan Securities Inc., Morgan Stanley & Co. Incorporated, Lehman Brothers Inc. and Citigroup Global Markets Inc. are serving as joint bookrunning managers of these offerings. The offerings will be made under CIT’s shelf registration statement filed with the Securities and Exchange Commission.

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this communication relates. Before you invest, you should read the prospectus in the registration statement (and the supplement thereto) and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by contacting J.P. Morgan Securities Inc. 4 Chase Metrotech Center, CS Level, Brooklyn, NY 11245, Attention: Prospectus Department, e-mail: addressing.services@jpmorgan.com, telephone: (718) 242-8002, Morgan Stanley & Co. Incorporated, 180 Varick Street, 2nd Floor, New York, NY 10014, Attention: Prospectus Department, e-mail: prospectus@morganstanley.com, telephone: toll free at 1-866-718-1649, Lehman Brothers Inc., c/o Broadridge, Integrated Distribution Services, 1155 Long Island Avenue, Edgewood, NY 11717, e-mail: qiana.smith@broadridge.com, telephone: 1-888-603-5847, facsimile: (631) 254-7140 or Citigroup Global Markets Inc., Brooklyn Army Terminal, 140 58th Street, 8th Floor, Brooklyn, NY 11220, telephone: (718) 765-6732, facsimile: (718) 765-6734.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of, these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About CIT

Founded in 1908, CIT (NYSE: CIT) is a global commercial finance company that provides financial products and advisory services to more than one million customers in over 50 countries across 30 industries.

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CIT MEDIA RELATIONS:

C. Curtis Ritter

Director of External Communications & Media Relations

(212) 461-7711

curt.ritter@cit.com

CIT INVESTOR RELATIONS:

Ken Brause

Executive Vice President

(212) 771-9650

ken.brause@cit.com